InterOil Streamlines Business in Q2 2014

Focus on exploration and production

SINGAPORE and PORT MORESBY, Papua New Guinea, Aug. 13, 2014 /PRNewswire/ --

  Net profit for the quarter of $52.3 million
  Refinery and downstream businesses sold to Puma Energy
  $885 million available at June 30, 2014
  Preparation well advanced for Antelope appraisal wells
  Chris Finlayson, ex-CEO of FTSE100 BG Group appointed Chairman-designate

InterOil Corporation (NYSE:IOC; POMSoX:IOC) has announced another significant quarter with the sale of its refinery and downstream businesses, continued drilling in Papua New Guinea's largest exploration campaign, and with preparations well advanced for appraisal of the Elk-Antelope gas field.

Net profit for the quarter ended June 30, 2014 was $52.3 million, compared with a net loss of $13.2 million for the same quarter in 2013.

The increase of $65.5 million was mainly attributable to a one-time gain of $49.5 million from the sale of the refinery and downstream businesses to Singapore-based Puma Energy Group Pte.

Net profit for the six months ended June 30, 2014 was $370.9 million, compared with a net loss of $9.2 million for the same period in 2013, an increase of $380.1 million.

At June 30, 2014, InterOil had access to $885 million, including $585 million in cash and an undrawn credit facility of $300 million.

The company's only long-term debt was $70 million from the convertible notes that mature in November 2015.

Focused and funded

InterOil's Chief Executive, Dr Michael Hession, who has now been in the role for a year, said the company's strategy was paying off.

"A year ago, we set out to stabilize the business, monetize our resource base, and secure our exploration portfolio for the future," Dr Hession said.

"We have done that -- we now have a streamlined business with a strong balance sheet, a multi-billion-dollar agreement for our largest gas resource, Elk-Antelope, and a highly promising exploration drilling campaign.

"Our strategy has been clear and we are pleased with progress on its execution as we continue to transform the company.

"We are also delighted that Chris Finlayson has joined the board as Chairman-designate.

"His appointment is a sign of InterOil's growing maturity."

Highlights

Refinery and downstream assets sold for $525.6 million

On June 30, 2014, InterOil completed the sale of companies holding its refinery and downstream businesses in Papua New Guinea to Puma Energy Group Pte for $525.6 million, which included adjustments for cash and working capital.

The downstream businesses included the Napa Napa refinery in Port Moresby, 52 service stations, and 30 fuel depots, terminals and aviation sites.

The sale ensured the transition to Puma Energy of all InterOil staff in the refinery and downstream businesses.

New $300 million credit facility

On June 17, 2014, InterOil signed a new $300 million syndicated, senior secured capital expenditure facility through a consortium of banks led by Credit Suisse AG.

The facility, which has an annual interest rate of LIBOR plus 5%, matures at the end of 2015 and along with existing cash balances, will fund InterOil's key capital and operating expenditure for exploration and appraisal in the Eastern Papuan Basin of Papua New Guinea.

If the facility is drawn down, InterOil expects to repay it at maturity using the variable resource payments that Total SA is obliged to make on certification of Elk-Antelope reserves as part of Total's purchase of an interest in Petroleum Retention Lease 15.

PRL15 update

Preparations are well advanced for spudding the Antelope-4 and Antelope-5 appraisal wells with well pads and camps complete.

Antelope-4 will test the southern extremity of the Antelope field and Antelope-5 will test the western front.

The wells will provide key information for certification of the Elk-Antelope field and for continued planning of a potential two-train LNG development, which includes concept selection, basis of design and front-end engineering and design.

Certification is expected to be completed in 2015.

Exploration update

Drilling of Raptor-1 in PPL 475 and Bobcat-1 in PPL 476 continues.

Subsequent to quarter end, on July 14, 2014, InterOil announced the suspension of drilling in Wahoo-1 in PPL 474 after intersecting gas and higher-than expected pressures that could compromise rig safety.

Significant concentrations of methane, ethane, propane and butane had been recorded and were believed to be entering the well bore from permeable zones above the predicted reservoir, which was yet to be penetrated.

The PNG Department of Petroleum and Energy approved the suspension to enable InterOil to re-evaluate the drilling plan.

InterOil will advise of drilling results as soon as they become available.

Key events subsequent to quarter end

On July 21, 2014, InterOil announced it would buy up to $50 million of its own common shares. The buyback program is an effective tool to minimize the cost or equity dilution effect from the $70 million convertible senior notes that are due for redemption in November 2015 with a conversion price of $95.625 per share.

As of August 12, 2014, the company had purchased approximately $41 million of shares at an average weighted cost of $57.17 per share.

On August 10, 2014, InterOil announced the appointment of Chris Finlayson as Chairman-designate.

Mr Finlayson is the former Chief Executive Officer of FTSE100 company BG Group and a former long-serving Shell executive.

He joins the board immediately, and will replace Dr Gaylen Byker, after an appropriate handover.

Financial reporting of discontinued operations

InterOil's refinery and downstream businesses that were sold to Puma were previously included in InterOil's midstream refining and downstream segments.

In addition, the shipping business, which was previously included within the corporate segment, has also been transferred to Puma.

Following the Puma transaction, the results of these operations have been classified as "discontinued operations" and InterOil is no longer organized as separate segments for reporting purposes.

The continuing operations are considered to be a consolidated Upstream -- Exploration and Production business.

InterOil has also reclassified prior year information to conform to current period presentation.

Full details can be found in Note 4 of the Condensed Consolidated Interim Financial Statements for the quarter and six months ended June 30, 2014 and 2013.

Conference call information

The full text of the media release and accompanying financials are available on the company's website at www.interoil.com.

A conference call will be held on August 13, 2014 at 8am US Eastern time (8pm Singapore) to discuss the results and the company's outlook.

The conference call can be heard through a live audio web cast on the company's website at www.interoil.com or accessed by dialing (877) 260-8898 in the US, or +1 (612) 332-0932 from outside the US.

A replay of the broadcast will be available soon afterwards on the website.

***

Summary of Consolidated Quarterly Financial Results for Past Eight Quarters Financial Statements

Quarters ended ($ thousands except per share data)	2014		2013				2012
	Jun-30	Mar-31 (2)	Dec-31 (2)	Sep-30 (2)	Jun-30 (2)	Mar-31 (2)	Dec-31 (2)	Sep-30 (2)
Total revenues	13,689	1,903	712	617	831	602	8,188	2,235
EBITDA (1)	(10,252)	316,949	(27,272)	(99)	(11,293)	(5,138)	(22,452)	(2,528)
Net profit/(loss)	52,266	318,637	(24,812)	(6,317)	(13,230)	4,003	(3,732)	5,336
From continuing operations	(15,764)	310,825	(32,024)	(3,555)	(15,240)	(8,096)	(27,512)	(4,975)
From discontinued operations	68,030	7,812	7,212	(2,762)	2,010	12,099	23,780	10,311
Basic earnings/(loss) per share	1.05	6.46	(0.50)	(0.13)	(0.27)	0.08	(0.08)	0.11
From continuing operations	(0.31)	6.30	(0.65)	(0.07)	(0.31)	(0.17)	(0.57)	(0.10)
From discontinued operations	1.36	0.16	0.15	(0.06)	0.04	0.25	0.49	0.21
Diluted earnings/(loss) per share	1.05	6.38	(0.50)	(0.13)	(0.27)	0.08	(0.09)	0.11
From continuing operations	(0.31)	6.22	(0.65)	(0.07)	(0.31)	(0.17)	(0.57)	(0.10)
From discontinued operations	1.36	0.16	0.15	(0.06)	0.04	0.25	0.48	0.21
(1) EBITDA is a non-GAAP measure and is reconciled to IFRS under the heading "Non-GAAP Measures and Reconciliation".

(2) Revised to effect reclassification of discontinued operations -- refer to Note 4 of the Condensed Consolidated Interim Financial Statements for the quarter and six months ended June 30, 2014 and 2013 for further details.

About InterOil

InterOil Corporation is an independent oil and gas business with a primary focus on Papua New Guinea. InterOil's assets include one of Asia's largest undeveloped gas fields, Elk-Antelope, in the Gulf Province, and exploration licences covering about 16,000sqkm. The company employs more than 2000 staff and contractors. Its main offices are in Singapore and Port Moresby. InterOil is listed on the New York and Port Moresby stock exchanges.

Investor contacts

Singapore		United States
Michael Lynn	David Wu	Meg LaSalle
Senior Vice President, Investor Relations	Vice President, Investor Relations	Investor Relations Coordinator
Michael.lynn@interoil.com	David.wu@interoil.com	Meg.lasalle@interoil.com
+65-6507-0222	+65-6507-0222	+1-281-292-1800

Media contacts

Singapore	Australia
Rob Millhouse	John Hurst
Vice President, Corporate Affairs	Cannings Corporate Communications
robert.millhouse@interoil.com	jhurst@cannings.net.au
+65-8112-5694	+61-418-708-663

Forward Looking Statements

This press release includes "forward-looking statements" as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements. These statements, which include statements as to planning for or the timing of the proposed LNG project and future exploration, are based on our current beliefs as well as assumptions made by, and information currently available to us. No assurances can be given however, that these events will occur. Actual results could differ, and the difference may be material and adverse to the Company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the risk factors discussed in the Company's filings with the Securities and Exchange Commission and on SEDAR, including but not limited to those in the Company's Annual Report for the year ended 31 December 2013 on Form 40-F and its Annual Information Form for the year ended 31 December 2013. In particular, there is no established market for natural gas or gas condensate in Papua New Guinea and no guarantee that gas or gas condensate from the Elk and Antelope fields will ultimately be able to be extracted and sold commercially. Investors are urged to consider closely the disclosure in the Company's Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its Annual Information Form available on SEDAR at www.sedar.com.